

Mail Stop 4631

April 4, 2018

Via E-mail
Mr. Robert T. O'Shaughnessy
Chief Financial Officer
Pultegroup, Inc.
3350 Peachtree Road NE, Suite 150
Atlanta, GA 30326

> **Re:** **Pultegroup, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2017**
> **Filed February 7, 2018**
> **Form 8-K Filed January 30, 2018**
> **File No. 1-9804**

Dear Mr. O'Shaughnessy:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2017

Consolidated Financial Statements

Note 2 – Inventory and land held for sale, Page 57

Note 9 – Fair value disclosures, Page 69

1.   Based on the material impact that land inventory impairments and net realizable value adjustments had on operating results during 2017, it appears to us you should expand your disclosures, here or under critical accounting policies, to provide additional insights into the impairments you recorded and address the following:

- Explain the specific reasons for the impairments you recorded in the second and fourth quarters of 2017.

- Quantify and discuss the significant estimates and assumptions you used to determine estimated cash flows and fair values, including but not limited to projected sales price, absorption rates, timing and amounts of estimated future cash flows, and discount rates and address how sensitive your fair value estimates are based on your assumptions.

- Disclose the number of developments/communities you tested for impairment.

- Disclose the carrying values of the assets you tested.

- Discuss material uncertainties associated with your key assumptions and potential events and/or circumstances that could have a negative impact on estimated fair values.

- Clarify if the fair value disclosures related to house and land inventory and land held for sale in note 9 represent amounts at the relevant measurement date or amounts at the end of the reporting period based on the requirement of ASC 820-10-50-2(a) and more fully disclose the valuation techniques and inputs you used in each fair value measurement as required by ASC 820-10-50-2(bbb) and ASC 820-10-50-2(f).

Note 11 – Commitments and contingencies, Page 74

2.   We note that the warranty reserves provided for homes sold during 2017 is less than the warranty reserves provided during 2016. We also note that home sale revenues and warranty payments both increased during 2017. Please provide an explanation for the decrease in warranty reserves provided during 2017.

Form 8-K Filed January 30, 2018

Exhibit 99.1

Reconciliation of Non-GAAP Financial Measures, Page 10

3.   It appears to us that your earnings release essentially presents full non-GAAP statements of operations in the reconciliations of non-GAAP financial measures to the most directly comparable GAAP measures. Please tell us how you determined your presentation complies with the guidance in Question 102.10 of the updated C&DI related to Non-GAAP Financial Measures or explain how you intend to revise it.

4.   We note that your non-GAAP reconciliations appear to present amounts comprised of several adjustments in one line item, making it difficult to fully understand the nature and amount of each non-GAAP adjustment. For example, you disclose in footnote (a) on page 11 of your earnings release that the income tax expense adjustment of $107.7 million is primarily related to the revaluation of deferred tax assets under the Tax Act enacted in December 2017; however, you disclose on page 22 of your 2017 Form 10-K that you recorded $172.1 million of income tax expense related to the revaluation of deferred tax assets. Please revise your disclosures to separately present and quantify each

non-GAAP adjustment in your non-GAAP reconciliations. Refer to Item 10(e) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact SiSi Cheng at (202) 551-5004 or Anne McConnell at (202) 551-3709 if you have any questions regarding comments on the financial statements and related matters. Please contact Edward Kelly at (202) 551-3728 or Pamela Long at (202) 551-3765 with any other questions.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief
Office of Manufacturing and
Construction